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                December 30, 2010

VIA EDGAR
Lyn Shenk
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Star Bulk Carriers Corp.
Form 20-F: For the Fiscal Year Ended December 31, 2009
Filed March 23, 2010
File No. 001-33869

Dear Mr. Shenk,

On behalf of Star Bulk Carriers Corp. (the "Company"), we submit this response to your letter dated November 24, 2010, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2009. The Company's responses, together with the Staff's comments to which they relate, are set forth below.

Operating and Financial Review and Prospectus, page 44

Liquidity and Capital Resources, page 58

Net Cash Provided by Operating Activities, page 60

1.
Your disclosure in regard to net cash provided by operating activities appears to emphasize how the amount was computed rather than an analysis of its level for each period and variance between comparative periods, in terms of cash. Please note that references to net earnings and other components of results of operations, prepared on the accrual basis of accounting, noncash items, and changes in working capital may not provide a sufficient basis for a reader to fully understand cash flows provided by operating activities in terms of cash without discussion of the significant reasons and related underlying drivers in terms of cash. For example, for this purpose you could discuss the timing and amount of cash received from customers each period and associated terms and conditions affecting these, or other significant cash transactions that affected operating cash flows. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please revise your disclosure accordingly, and include the intended revised disclosure in your response.

Set forth below is revised disclosure as it relates to net cash provided by operating activities for the years ended December 31, 2009, 2008 and 2007.  The Company advises the Staff that it intends to include revised disclosure as it relates to net cash provided by operating activities for the years ended December 31, 2010, 2009 and 2008 in its annual report on Form 20-F for the year ended December 31, 2010.

 "Year ended December 31, 2009 compared to year ended December 31, 2008

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2009 and 2008 was $65.9 million and $110.7 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet despite an increase in the average number of vessels to 11.97 for the year ended December 31, 2009 from 10.76 for the year ended December 31, 2008 due to lower average TCE rates, a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering our vessels as a result of the decline in charter rates in the drybulk vessel shipping industry. During the year ended December 31, 2009, we earned $29,450 TCE rate per day as compared to $42,799 TCE rate per day for the year ended December 31, 2008 mainly due to lower charter rates for most of our vessels. In accordance with the terms of the charter agreements for the vessels operating under time charters, charter hire is received approximately every 15 days in advance for the period of the time charter, whereas freight voyages are settled at or during the end of the voyage. Collection terms have not changed compared to prior years.  For the year ended December 31, 2009, vessel operating expenses increased by approximately 15% from the prior year mostly due to our operation of a larger fleet. In addition, during the year ended December 31, 2008, we collected approximately $9.7 million in charter agreement termination fees from a Japanese charterer due to the early redelivery of one of our vessels.

Year ended December 31, 2008 compared to year ended December 31, 2007

Net Cash Provided By Operating Activities

Net cash provided by operating activities was $110.7 million for the year ended December 31, 2008 compared to $0.4 million for the year ended December 31, 2007. This increase is primarily due to the growth of our fleet from an average of 0.21 vessels during the year ended December 31, 2007 to an average of 10.8 vessels during the year ended December 31, 2008.

Notes to Consolidated Financial Statements, page F-7

Note 2. Significant Accounting Policies, page F-10

2.
Please revise to include your accounting policy for the call portion of the insurance you obtain through protection and indemnity associations, as discussed on pages 21 and 43. In addition, describe your history with respect to receiving and paying calls and quantify the amount of any call expense and / or related reserve that is currently recorded in your financial statements.

The Company respectfully advises the Staff that it considers the amount of protection and indemnity ("P&I") calls to be historically immaterial and expects P&I calls to be immaterial for the year ended December 31, 2010.  Accordingly, the Company does not consider it necessary to include a separate accounting policy related to P&I calls in the financial statements included in its annual reports on Form 20-F.

As a member of P&I Associations, which are members of the International Group of P&I Clubs, the Company is a subject to calls payable to the associations that the Company is a member of based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. The P&I Associations assess P&I call amounts on an annual basis by issuing an annual statement, which is recorded as an expense by the Company in the year the call is assessed. P&I Associations may assess additional amounts or "additional calls" for previous years as noted below.

The Company advises the Staff supplementally that the amount of P&I calls, including additional calls since 2007, represents from 1.5% to 2.8% of the Company's total operating expenses during that period as follows:

For the years 2007 and 2008, the Company obtained an exemption from P&I additional calls due to the commencement of its vessel operations upon the delivery of its first vessel in December 2007 and no liability was recorded for additional calls in the Company's financial statements relating to years 2007 and 2008.  Aggregate P&I calls paid and recorded in the Company's financial statements for the years ended December 31, 2007 and 2008 amounted to $0 and $370,631, respectively, and do not include any charge for P&I additional calls.

Aggregate P&I calls paid and recorded in the year ended December 31, 2009 amounted to $452,762. Additional P&I calls amounted to approximately 20% of the aggregate amount and were recorded in 2010 when the invoice for those amounts was received by the Company. These P&I additional calls were considered to be immaterial.

As of September 30, 2010, aggregate P&I calls paid and recorded during 2010 amounted to $454,563. Based on communications that the Company has received from P&I associations, the Company estimates that P&I additional calls for the year ending December 31, 2010 will be approximately 20% of this aggregate amount and will be recorded in the Company's financial statements for the year ending December 31, 2010.  These P&I additional calls were considered to be immaterial.

Note 16.  Subsequent Events, page F-53

3.
We note that you performed an impairment analysis of your long-lived assets at December 31, 2009 and that no impairment losses were recognized as a result. We also note that on January 18, 2010, you entered into a memorandum of agreement for the sale of the Star Beta vessel at a price approximately $33 million less than the vessel's carrying amount at December 31, 2009. We presume that the lack of impairment at December 31, 2009 was the result of you performing an impairment analysis based on undiscounted cash flows from the continued use of the vessel and that such cash flows exceeded the vessel's carrying amount. Please tell us whether this presumption is correct and, if so, tell us why you agreed to sell the vessel for substantially less than its carrying amount if holding and using the vessel would have resulted in substantially greater cash flows and no impairment charge.

The Company respectfully advises the Staff that there was no intention to sell the Capesize vessel Star Beta at December 31, 2009 and that it performed an impairment test based on undiscounted cash flows from the continued use of that vessel and those cash flows exceeded the vessel's carrying amount as of December 31, 2009 by $56 million.  The Company's management made its commercial decision to sell the Capesize vessel Star Beta in January 2010 based not on revenues but on the determination that it was in the best interests of the Company to modernize its fleet with newer vessels in an effort to achieve higher daily charter rates and reduce daily operating expenses.  The Company used the proceeds from the sale of the Capesize vessel Star Beta, which was 17 years old at the time of the sale, to finance (i) the equity portion of the purchase price of the Capesize vessel Star Aurora, which was 10 years old at the time of its purchase in February 2010 (i.e., seven years younger than the Star Beta), and (ii) a portion of the Company's newbuilding program, which consists of contracts to acquire two newbuilding Capesize drybulk carriers that were entered into in March and April of 2010.  In addition, the Star Beta was delivered and recorded in the Company's books during December 2007 when charter rates and second-hand vessel prices were close to their historically high levels. Drybulk shipping industry market conditions changed dramatically during the year 2008. The major decline in second-hand vessel prices was the main reason for the impairment loss of $33 million.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1420 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Rober E. Lustrin Robert E. Lustrin, Esq.

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